EXHIBIT 12.1

	Fiscal Year (number of weeks)
	2010 (52)	2009 (52)	2008 (52)	2007 (52)	2006 (53)
($ in millions except ratios)
Earnings before income taxes and interest expense	$1,974	$1,822	$1,585	$1,432	$1,356
Less: capitalized interest	—	—	(8)	(10)	(8)
Total fixed charges	534	537	536	552	543

Earnings for calculation	$2,508	$2,359	$2,113	$1,974	$1,891

Fixed charges:
Gross interest incurred	$(8)	$6	$1	$26	$41
Interest portion of rent expense	542	531	535	526	502

Total fixed charges	$534	$537	$536	$552	$543

Preferred stock dividends	—	—	—	—	—

Total fixed charges and preferred dividends	$534	$537	$536	$552	$543

Ratio of earnings to fixed charges	4.7	4.4	3.9	3.6	3.5

Ratio of earnings to combined fixed charges and preferred dividends	4.7	4.4	3.9	3.6	3.5